Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated June 3, 2019

Supplementing the Preliminary Prospectus Supplement, dated June 3, 2019

Registration No. 333-218565

Final Term Sheet

June 3, 2019

PRICING TERM SHEET

WINTRUST FINANCIAL CORPORATION

$300,000,000

4.850% Subordinated Notes due 2029

The following information supplements the Preliminary Prospectus Supplement, dated June 3, 2019, to the Prospectus dated June 7, 2017, filed pursuant to Rule 424(b) (the “Preliminary Prospectus”). Terms are used in this term sheet with the meanings assigned to them in the Preliminary Prospectus.

Issuer:	Wintrust Financial Corporation (the “Issuer”)

Security:	$300 million aggregate principal amount of 4.850% Subordinated Notes due 2029 (the “Notes”)

Offering Format:	SEC Registered

Trade Date:	June 3, 2019

Settlement Date:	June 6, 2019 (T+3)

Maturity Date:	June 6, 2029

Interest Rate:	4.850% per annum

Interest Payment Dates:	6th day of June and December of each year, commencing on December 6th, 2019

Record Dates:	22nd day of May and November of each year

Price to Public (Issue Price):	100.00%

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Yield:	2.068%

Spread to Benchmark Treasury:	T+278.2 basis points

Yield to Maturity:	4.850%

Expected Ratings*:	BBB (Stable) / BBBH (Stable) (Fitch / DBRS)

Denomination:	$2,000 minimum denomination and integral multiples of $1,000 in excess thereof

Redemption:	The Notes are not redeemable prior to the maturity date

Net Proceeds (before expenses)	$297,450,000
to the Issuer:

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the Issuer’s and its subsidiaries’ growth, acquisitions or other business combinations, including FDIC-assisted acquisitions, and reducing or refinancing existing debt.

Joint Book-Running Managers:	RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

CUSIP/ISIN:	97650WAG3 / US97650WAG33

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement for the offering and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering, will arrange to send you the prospectus and prospectus supplement if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.

Delivery of the Notes is expected to be made to investors on or about June 6, 2019, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the third business day following the date hereof will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

This Pricing Term Sheet should be read in conjunction with the prospectus supplement for this offering and the accompanying prospectus.  The information in this Pricing Term Sheet supersedes the information in such prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.